UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2010

Commission File No. 000-22828

MILLICOM INTERNATIONAL

CELLULAR S.A.

15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.             Press release dated January 25, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: January 25, 2010	By:	/s/ Mikael Grahne
	Name:	Mikael Grahne
	Title:	President and Chief Executive Officer

1 PRESS RELEASE New York and Stockholm – 25 January, 2010 MILLICOM INTERNATIONAL CELLULAR S.A. CREATION OF NEW TOWERS COMPANY IN GHANA New York and Stockholm, 25 January 2010 – Millicom International Cellular S.A. (“Millicom”) (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC) today announces that its subsidiary, Millicom Ghana Company Limited (“Tigo Ghana”), has agreed to sell approximately 750 towers to Helios Towers Ghana (“HTG”), a direct subsidiary of Helios Towers Africa (“HTA”). As a result of the transaction, Tigo Ghana will retain a minority interest in HTG. Additionally, Tigo Ghana and HTG have entered into a long term leasing agreement where HTG will provide Tigo Ghana with wireless communications towers, including a build-to-suit agreement to support the company's wireless networks. HTG will seek similar agreements with other operators in Ghana. The transaction is expected to create savings in both capital and operating expenditure for Tigo Ghana. Mikael Grahne, President and CEO of Millicom, said: “This agreement marks our first substantial commitment to outsourcing passive infrastructure, and is entirely consistent with our strategy of improving both our capital and operating efficiency by focusing on our core activities. Operators around the world are increasingly recognising that owning and operating all of their own network infrastructure does not confer a competitive advantage. The new venture will allow Tigo Ghana to focus on areas of genuine differentiation: sales, marketing, distribution, service innovation and customer care.” Tope Lawani, Managing Partner of Helios Investment Partners, HTA's lead investor, said: “HTG enables Ghanaian wireless operators to outsource non-core tower-related activities and focus their capital and managerial resources on providing higher quality services more cost-effectively. We are very excited about our agreement with Tigo Ghana as it will provide HTG with scale and coverage of virtually all of Ghana’s significant population centers. This transaction represents the first significant sale-leaseback transaction of telecommunications towers in Africa. We are pleased to enter into such an innovative arrangement with Millicom, a company with a long tradition of operational excellence, creativity and entrepreneurialism. This transaction will ensure that HTG has, as an anchor tenant on each of its towers, a high quality operator with a demonstrated long-term commitment to the development of wireless services in Ghana." The specific number of towers and final purchase price will be determined at closing. First closing of the transaction, subject to customary closing conditions, is expected to take place in approximately 90 days. CONTACTS Millicom International Celllular SA Francois-Xavier Roger Telephone: +352 27 759 327 Chief Financial Officer Peregrine Riviere Telephone: +352 691 750 098 Head of External Communications Emily Hunt Telephone: +44 7779 018539 Investor Relations Visit our website at www.millicom.com

2 Helios Towers Africa Limited Charles Green Telephone: +44 20 7318 5820 Director About Millicom Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 14 countries in Asia, Latin America and Africa. It also operates cable and broadband businesses in five countries in Central America. The Group’s mobile operations have a combined population under license of approximately 266 million people. This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors. All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements. About Helios Towers Africa Helios Towers Africa was founded by Helios Investment Partners LLP, SSP Offshore LLC, an affiliate of Soros Fund Management LLC, RIT Capital Partners plc and Lord Rothschild’s family interests, and Albright Capital Management to meet the infrastructure needs of wireless service providers by developing, owning and leasing communication towers in sub-Saharan Africa.